ROPES & GRAY PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

James M. Forbes T +1 617 235 4765 james.forbes@ropesgray.com

June 23, 2023

VIA EDGAR

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Ms. Samantha A. Brutlag

Re:	GMO Trust (File Nos. 002-98772 and 811-04347) (the “Registrant”)

Ladies and Gentlemen:

On June 12, 2022, Samantha A. Brutlag (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to James Forbes of Ropes & Gray LLP, counsel to the Registrant, regarding Post-Effective Amendment No. 227 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 276 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) relating to each of the 33 series of the Registrant (the “Funds”), and filed with the SEC on April 28, 2023 (the “485(a) Amendment”). Responses to the comments are set forth below. As applicable, these responses will be reflected in Post-Effective Amendment No. 228 under the Securities Act and Amendment No. 277 under the Investment Company Act to the Registration Statement, to be filed with the Commission on or around June 30, 2023 (the “485(b) Amendment”). Please note that, as discussed with the Staff Reviewer, we have provided collective responses to any global comments that were applicable to multiple Funds. Defined terms used but not defined herein shall have the meanings given to them in the 485(b) Amendment.

1.

In future transmittal letters accompanying post-effective amendment filings under Rule 485(a) under the Securities Act, please identify any series or share classes that are being added to the Registration Statement for the first time, any series with a name change that is being reflected in the Registration Statement for the first time, and any series with material changes to principal investment strategies or principal risks that are being reflected in the Registration Statement for the first time.

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Response: The Registrant is not aware of any requirement to include the requested information in transmittal letters accompanying post-effective amendment filings under Rule 485(a). However, the Registrant notes that, historically, the transmittal letters accompanying its post-effective amendments filed under Rule 485(a) typically have identified any new series and share classes being added to the Registration Statement for the first time and that, in the case of the 485(a) Amendment, no series or share classes were added to the Registration Statement that had not been reviewed previously by the Staff in a post-effective amendment filed under Rule 485(a). The Registrant further notes that in the 485(a) Amendment, consistent with its historical practice, any name change for a series reflected in the Registration Statement for the first time has been clearly disclosed in the Prospectus by providing the name by which the series was formerly known immediately after the new name of the series at the beginning of the Fund Summary section relating to that series, and also has been disclosed in the Statement of Additional Information in response to Item 15(b) of Form N-1A. With regard to changes to principal investment strategies and principal risks, the Registrant does not believe it would be appropriate to undertake to provide in a transmittal letter an overview of the various changes to a series that the Staff may or may not view as material. However, the Registrant will seek to cooperate with the Staff, as it has done in the past, to provide information (including marked versions of the Prospectus and SAI) to facilitate the Staff’s review of the Registration Statement.

2.	In future post-effective amendment filings under Rule 485(a), please include exchange ticker symbols for any new share classes, if possible.

Response: The Registrant confirms that it seeks to include in each post-effective amendment under Rule 485(a) all exchange ticker symbols relating to the share classes (including any new classes) to which the filing relates that have been issued before the time of the filing.

3.

Please provide the Staff with the completed annual fund operating expenses table, expense example, and performance tables from each Fund’s Fund Summary section at least one week prior to the effective date of the Registration Statement.

Response: The requested information was provided to the Staff Reviewer via electronic mail on June 23, 2023.

4.

The Staff notes that, for a number of Funds (such as GMO Benchmark-Free Allocation Fund), the disclosure appearing under the heading “Purchase and sale of Fund shares” in the Fund Summary section states that purchases of Class R6 or Class I shares are not subject to any minimum investment amount but does not address minimum investment criteria for any other share class. If other share classes are subject to minimum initial or subsequent investment requirements, please revise the disclosure to address these requirements (see Item 6(a) of Form N-1A).

Response: The Registrant notes that disclosure responsive to Items 6 through 8 of Form N-1A, including information about the minimum initial and subsequent investment requirements of each share class responsive to Item 6(a) of Form N-1A, is provided for all Funds, collectively, in the section Additional Summary Information About the Funds. This section appears immediately following each Fund’s Fund Summary section (which are responsive to Items 2 through 5 of Form N-1A) as required by General Instruction C.3(a) to Form N-1A. The Registrant also notes that each Fund’s Fund Summary section also includes disclosure directing readers to the Additional Summary Information About the Funds section for additional information about, among other topics, purchases and sales of Fund shares.

Securities and Exchange Commission	- 3 -	June 23, 2023

Currently, Class R6 and Class I shares are the only share classes offered by the Funds through summary prospectuses. To facilitate compliance with Rule 498(f)(4) under the Securities Act (requiring information in a Fund’s summary prospectus to be the same as information provided in response to Items 2 through 8 of Form N-1A in the Fund’s statutory prospectus), Funds offering Class R6 and Class I shares include disclosure responsive to Items 6 through 8 of Form N-1A in the Fund Summary section itself. This disclosure mirrors the disclosure included in the Additional Summary Information About the Funds section but omits any disclosure not specifically relevant to Class R6 and Class I shares. For this reason, information about the minimum initial and subsequent investment requirements for share classes other than Class R6 and Class I shares does not appear under the heading “Purchase and sale of Fund shares” in the Fund Summary section but does appear in the Additional Summary Information About the Funds section.

In recognition of the Staff’s comment and to more clearly alert investors to the existence and location of minimum initial or subsequent investment requirements for share classes other than Class R6 and Class I, the Registrant will revise the paragraph under the heading “Additional information” in each Fund Summary section where it appears in the 485(b) Amendment as follows (new language indicated with underlined text):

“For important additional information about purchases and sales of Fund shares (including minimum investment criteria for all share classes), taxes, and financial intermediary compensation, please see “Additional Summary Information About the Funds” on page [_] of this Prospectus”.

5.

For each Fund with the term “international” or “global” in its name (such as GMO Global Asset Allocation Fund), please describe how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world. For example, a Fund could have a policy to invest, under normal market conditions, at least 40% (or, under unfavorable market conditions, at least 30%) of its assets in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside of the United States. See Investment Co. Act Rel. No. 24828, at n. 42 (Jan. 17, 2001) (the “Release”).

Response: The Registrant believes that current disclosure for Funds with the term “international” or “global” in their names is appropriate. The Release states that the term “global” connotes “diversification among investments in a number of different countries throughout the world.” While the Release states that use of the term “international” or “global” in a fund’s name is not subject to Rule 35d-1 under the Investment Company Act, the SEC indicated that it would expect that funds using “international” or “global” in their names “will invest their assets in investments that are tied economically to a number of countries throughout the world.” The Release does not expressly state that a fund with the term “international” or “global” in its name must invest at least 40% of its assets outside the United States.

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The Registrant notes that disclosure in the section of the Prospectus entitled “Name Policies” states that Funds with the term “international” or “global” included in their names typically invest in investments that are tied economically to, or seek exposure to, a number of countries throughout the world. The Registrant believes that this approach is consistent with the Release. In addition, the Registrant notes that each Fund with the term “international” or “global” in its name includes in its Fund Summary section the returns of a world index (i.e., MSCI ACWI, MSCI ACWI ex USA, MSCI EAFE, or MSCI World Index) in response to Item 4 of Form N-1A.

6.

The Staff notes that each Fund with the term “emerging” included in its names (i.e., GMO Emerging Markets Fund, GMO Emerging Markets ex-China Fund, GMO Emerging Markets Select Equity Fund, GMO Emerging Country Debt Fund, and GMO Emerging Country Debt Shares Fund) has an investment policy to invest, under normal circumstances, at least 80% of its net assets directly and indirectly in companies tied economically to “emerging markets” or “emerging countries” (each, a “Name Policy”). Please revise the disclosure to provide the specific criteria these Funds use to determine whether an investment is “tied economically” to emerging markets or emerging countries, as applicable, for purposes of its Name Policy.

Response: The Registrant respectfully notes that the specific criteria that each Fund uses to determine whether an investment is “tied economically” to emerging markets or emerging countries, as applicable, for purposes of its Name Policy are set forth in the Name Policies section of the Prospectus. As stated in that section, an investment is “tied economically” to a particular country or region if, at the time of purchase, it is (i) in an issuer that is organized under the laws of that country or of a country within that region or in an issuer that maintains its principal place of business in that country or region; (ii) traded principally in that country or region; or (iii) in an issuer that derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in that country or region, or has at least 50% of its assets in that country or region. The Registrant further notes that each Fund’s Fund Summary section discloses how the Fund determines the countries or regions that it considers “emerging markets” or “emerging countries,” as applicable, for purposes of its Name Policy.

7.

The Staff notes that the Prospectus indicates that GMO Emerging Markets Select Equity Fund was formerly known as “GMO Emerging Domestic Opportunities Fund.” Please advise whether the Fund’s name change has been disclosed previously in a post-effective amendment filed under Rule 485(a).

Response: The Registrant confirms that the name change for GMO Emerging Markets Select Equity Fund has not been disclosed previously in a post-effective amendment filed under Rule 485(a).

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Securities and Exchange Commission	- 5 -	June 23, 2023

Very truly yours,

/s/ James M. Forbes
James M. Forbes

cc:	Douglas Y. Charton, Esq., Grantham, Mayo, Van Otterloo & Co. LLC

Thomas R. Hiller, Esq., Ropes & Gray LLP